SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of October, 2012

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON: Slower Than Expected Recovery of Demand leads to EUR 51.5m Inventory Write-Downs

The Company will not Return to Profitability within the Current Year

Aachen, Germany, October 23, 2012 - AIXTRON SE (ISIN DE000A0WMPJ6), a leading provider of deposition equipment to the global semiconductor industry, wrote down EUR 51.5m of inventory due to a significantly slower than expected recovery of demand for MOCVD equipment.

The devaluation followed a comprehensive review of Inventory held, which concluded that despite the positive long-term outlook for the LED industry, the existing stock held was inappropriately high in comparison to the current subdued level of demand in the market.

These non-cash effects will lead to a negative operating result of ca. EUR 78m in Q3/2012 or ca. EUR 113m for the first nine months of 2012.

However for fiscal year 2012, AIXTRON expects sequentially stronger fourth quarter revenues, albeit considerably less than previously expected. As a result of the unexpected slower demand recovery, the Company will not report a profit in fiscal year 2012.

AIXTRON anticipates for fiscal year 2012, that the Company will achieve full year total revenues of ca. EUR 220m and principally because of the previously described write-offs, the expected negative operating result will be ca. EUR 125m.

For fiscal year 2013, Management expects an increase of demand for LED manufacturing equipment driven by stronger projected demand in the LED lighting market and expects to return to profitability during the year.

Details to AIXTRON's third quarter and first nine months 2012 financials will be published as part of the AIXTRON Nine Months Group Financial Report on October 24, 2012 before market opening in Germany.

Contact:
Guido Pickert
Investor Relations and Corporate Communications
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	October 23, 2012	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO